Exhibit 20.1

November 22, 2004

Solitario Resources and Newmont Mining To Form Strategic Alliance;
Newmont To Fund Cdn$4.59 Million Private Placement into Solitario

Denver, Colorado: Solitario Resources Corporation ("Solitario") today announced it has signed a Letter of Intent to form a Strategic Alliance to explore for gold in South America with Newmont Overseas Exploration Limited ("Newmont"), a subsidiary of Newmont Mining Corporation (NYSE: NEM), the world's largest gold producer. Newmont also agreed to fund, through its affiliate company Newmont Mining Corporation of Canada Limited, a Cdn$4.59 million private placement into Solitario. The Strategic Alliance and Private Placement are subject to both companies signing a definitive agreement and Toronto Stock Exchange and various regulatory approvals.

Solitario and Newmont will mutually select specific regions ("Alliance Projects") in South America to explore for gold. Solitario will conduct the exploration utilizing the Cdn$4.59 million private placement to fund the effort. Solitario will own 100% of any property acquired ("Alliance Property") subject to a sliding scale royalty to a maximum of 2% net smelter return royalty in favor of Newmont and Newmont's right to joint venture any acquired property. The first Alliance Project area is anticipated to be in Peru. Newmont has agreed to share technical data it currently has within Alliance Project areas and to provide its use of proprietary technology such as BLEG geochemical processing and NEWTEM geophysical instrumentation.

The private placement calls for Newmont to purchase 2,700,000 common shares of Solitario for Cdn$1.70 per share, or Cdn$4,590,000 in aggregate. Solitario currently has approximately 24.7 million shares outstanding.

Newmont will have the right to joint venture an Alliance Property after Solitario has expended a minimum of US$400,000 on such property and completed a minimum of 1,200 meters of core or 2,500 meters of reverse circulation drilling. If Newmont elects to joint venture an Alliance Property, it can earn a 51% interest by spending 200% of the costs Solitario had incurred on the property. Newmont can elect to earn a further 24% interest (to 75%) by taking the Alliance Property through a bankable feasibility study and providing 100% project financing for construction. Solitario would repay its 25% share of project costs after feasibility through production cash flow. In addition to Newmont's right to joint venture Alliance Properties, Newmont will have the Right of First Offer to joint venture other Solitario projects in South America.

Chris Herald, President and CEO of Solitario, stated, "This is an exciting opportunity for Solitario to expand its grass roots exploration program in South America and to utilize Newmont's extensive South American data base and advanced exploration technology. We are very pleased with the confidence Newmont is placing in our experienced and successful South American exploration team."

Solitario is a gold, platinum-palladium, and base metal exploration company actively exploring in Peru, Brazil, Bolivia and Nevada (USA). Solitario is traded on the Toronto Stock Exchange (TSX: SLR). Solitario also holds an approximate 13.6% interest in Crown Resources Corporation (OTCBB: CRCE) on a fully diluted basis. Crown has signed a definitive acquisition agreement with Kinross Gold Corporation (TSX: K; NYSE; KGC) of Toronto, Canada, whereby Kinross will acquire Crown (see Crown news release dated November 20, 2003).

FOR MORE INFORMATION, CONTACT:

Debbie W. Mino                              (800) 229-6827
Director-Investor Relations             http://www.solitarioresources.com
                                                         E-mail: dwmino@solitarioresources.com">dwmino@solitarioresources.com

Christopher E. Herald                      (303) 534-1030
President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Solitario, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Development of any Alliance Project areas are subject to the success of exploration, completion and implementation of an economically viable mining plan, obtaining the necessary permits and approvals from various regulatory authorities, and compliance with operating parameters established by such authorities. Important factors that could cause actual results to differ materially from Solitario's expectations are disclosed under the heading "Risk Factors" and elsewhere in Solitario's documents filed from time to time with Canadian Securities Commissions, the United States Securities and Exchange Commission and other regulatory authorities.